Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 9 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 9 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 9 in conjunction with the prospectus supplement dated March 31, 2006, the prospectus dated March 30, 2006, and all supplements to the prospectus supplement, which should be delivered in conjunction with this supplement no. 9. This supplement no. 9 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8 and any other amendments or supplements to them. This supplement no. 9 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 9 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7 and supplement no. 8.

     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 9, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7 and supplement no. 8 is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to September 15, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 9, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially
	Owned and	Debentures	Issuable that May Be	Owned after the		Natural Person(s) with Voting or
Name of Selling Securityholder (1)	Offered (USD) (2)	Outstanding (%)	Sold(3)(4)	Offering(5)		Investment Power
ATSF Transamerica Convertible Securities (+)	10,000,000	*	317,162	0		Kirk Kim, Peter Lopez
Capital World Growth and Income Fund, Inc.	30,000,000	1.8750%	951,486	3,000,000		(6)
Citigroup Global Markets Inc. (#)	1,000,000	* (7)	31,716	0		(8)
Eaglerock Institutional Partners, LP	700,000	*	22,201	22,500	(9)	Nader Tavakoli
Eaglerock Master Fund, LP	1,300,000	*	41,231	22,500	(10)	Nader Tavakoli
IDEX Flexible Income Fund (+)	1,000,000	*	31,716	0		Kirk Kim, Peter Lopez, Brian Westhoff
IDEX Transamerica Convertible Securities Fund (+)	5,500,000	*	174,439	0		Kirk Kim, Peter Lopez
KBC Financial Products USA, Inc. (#)	500,000	*	15,858	0		(11)
Lydian Global Opportunities Master Fund Limited	11,500,000	*	364,736	0		David Friezo
Road Carriers Local 707	197,000	*	6,248	0		Kirk Kim, Peter Lopez
Stonebridge Life Insurance (#)	805,000	*	25,532	0		Kirk Kim, Peter Lopez
The Income Fund of America, Inc.	154,825,000	9.6766%	4,910,461	0		(12)
Transamerica Life Insurance and Annuity Corp (+)	35,370,000	2.2106%	1,121,802	0		Kirk Kim, Peter Lopez
Transamerica Occidental Life (+)	1,075,000	*	34,095	0		Kirk Kim, Peter Lopez
Transamerica Premier High Yield (+)	3,000,000	*	95,149	0		Peter Lopez, Brian Westhoff

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the table combined with those previously listed in the prospectus dated March 30, 2006, including supplements thereto, exceeds $1,600,000,000 because certain selling securityholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $1,600,000,000.

(3)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(4)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(5)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(6)	Capital Research and Management Company (“CRMC”) serves as an investment adviser with the power to direct investments and/or sole power to vote the shares owned by The Income Fund of America and Capital World Growth and Income Fund, each of which is an investment company registered under the Investment Company Act of 1940. For purposes of the reporting requirements of the Securities Exchange Act of 1934, CRMC may be deemed to be the beneficial owner of all of the securities listed in this table and to which this footnote applies; however, CRMC expressly disclaims that it is, in fact, the beneficial owner of such securities. CRMC is an investment adviser registered under the Investment Advisers Act of 1940.

(7)	Citigroup Global Markets Inc. was previously listed as holding $30,595,000 in principal amount of the debentures. Through supplement no. 8 the aggregate amount that Citigroup Global Markets Inc. should have been listed as holding is $25,665,000 in principal amount of the debentures. The amount included in this supplement no. 9 is in addition to the $25,665,000 principal amount of debentures. In the aggregate, Citigroup Global Markets Inc. would own > 1% of debentures outstanding. Citigroup Global Markets Inc. may have sold, transferred or otherwise disposed of all or a portion of such amount since the date of such prior supplements.

(8)	Citigroup Global Markets Inc. is a subsidiary of a public company.

(9)	Number of shares of common stock beneficially owned by Eaglerock Institutional Partners, LP is as of August 31, 2006.

(10)	Number of shares of common stock beneficially owned by Eaglerock Master Fund, LP is as of August 31, 2006.

(11)	The securities are under the total control of KBC Financial Products USA Inc. KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(12)	Capital Research and Management Company (“CRMC”) serves as an investment adviser with the power to direct investments and/or sole power to vote the shares owned by The Income Fund of America and Capital World Growth and Income Fund, each of which are investment companies registered under the Investment Company Act of 1940. For purposes of the reporting requirements of the Securities Exchange Act of 1934, CRMC may be deemed to be the beneficial owner of all of the shares listed in this table and to which this footnote applies; however, CRMC expressly disclaims that it is, in fact, the beneficial owner of such securities. CRMC is an investment adviser registered under the Investment Advisers Act of 1940.
The date of the supplement no. 9 is September 15, 2006.

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